Exhibit 99.12

April 2, 2013

CONSENT OF JASON CHE OSMOND

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2012 (the ‘Annual Report’), I, Jason Ché Osmond, B.Sc., M.Sc., EurGeol, C.Geol, FGS, Senior Geologist, Micon International Ltd., hereby consent to the inclusion in, or incorporation by reference into, the Annual Report and the Company’s Registration Statement on Form S-8 (File No. 333-128128), of the following:

1.	Technical Report on the Mineral Reserves and Mineral Resources of the Salobo Copper-Gold Mine Carajas, Pará State, Brazil, dated March 19, 2013.

Yours truly,

/s/ Jason Ché Osmond
Jason Ché Osmond, B.Sc., M.Sc., EurGeol, C.Geol, FGS
Senior Geologist
Micon International Ltd.